

C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

Ref : BC/GH/CPP/10/055





BY AIRMAIL

14th May, 2010

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

................../2

dlw 5/26

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 14th May, 2010 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Announcement regarding poll results of the annual general meeting held on 14th May, 2010
Date : 14th May, 2010
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 14 MAY 2010

The Annual General Meeting of C.P. POKPHAND CO. LTD. (the "Company") was held on 14 May 2010 (the "AGM") and all the resolutions as set out in the notice of AGM dated 13 April 2010 were duly passed by the shareholders of the Company by way of poll at the AGM.

The polls results in respect of the resolutions proposed at the AGM are as follows:

	Ordinary Resolutions	**Number of votes (Approximate %)**	
		For	**Against**
1.	To receive, consider and approve the audited financial statements and the reports of the directors and the auditors of the Company for the year ended 31 December 2009.	4,225,490,649 (100%)	0 (0%)
2.	To declare a final dividend for the year ended 31 December 2009.	4,225,490,649 (100%)	0 (0%)
3.	To re-elect Mr. Thanakorn Seriburi as director of the Company.	4,224,784,629 (99.9833%)	706,020 (0.0167%)
	To re-elect Mr. Meth Jiaravanont as director of the Company.	4,216,626,629 (99.7902%)	8,864,020 (0.2098%)
	To re-elect Mr. Anan Athigapanich as director of the Company.	4,224,784,629 (99.9833%)	706,020 (0.0167%)
	To re-elect Mr. Damrongdej Chalongphuntarat as director of the Company.	4,224,784,629 (99.9833%)	706,020 (0.0167%)
	To re-elect Mr. Bai Shanlin as director of the Company.	4,224,784,629 (99.9833%)	706,020 (0.0167%)
	To re-elect Mr. Nopadol Chiaravanont as director of the Company.	4,224,784,629 (99.9833%)	706,020 (0.0167%)
	To re-elect Mr. Pang Siu Chik as director of the Company.	4,224,784,629 (99.9833%)	706,020 (0.0167%)
	To re-elect Mr. Ma Chiu Cheung, Andrew as director of the Company.	4,225,490,649 (100%)	0 (0%)

	Ordinary Resolutions	Number of votes (Approximate %)	
		For	Against
4.	To authorise the board of directors to fix the remuneration of the Directors.	4,225,490,649 (100%)	0 (0%)
5.	To re-appoint Ernst & Young as auditors and authorise the board of directors to fix the remuneration of auditors.	4,224,784,629 (99.9833%)	706,020 (0.0167%)
6A.	To grant to the board of directors a general mandate to allot, issue and otherwise deal with additional shares not exceeding 20 per cent of the issued share capital of the Company.	4,217,326,649 (99.8068%)	8,164,000 (0.1932%)
6B.	To grant to the board of directors a general mandate to repurchase shares not exceeding 10 per cent of the issued share capital of the Company.	4,225,490,649 (100%)	0 (0%)
6C.	To extend the share allotment mandate by the addition thereto of the Company repurchased by the Company.	4,217,332,649 (99.8069%)	8,158,000 (0.1931%)
7.	To refresh the scheme mandate under the existing share option scheme of the Company.	4,217,332,649 (99.8069%)	8,158,000 (0.1931%)

As at the date of the AGM, the total number of ordinary shares of the Company (the "Shares") entitling the holders to attend and vote on the resolutions at the AGM was 5,614,489,364 Shares. There were no restrictions on any shareholders to cast votes on any of the ordinary resolutions proposed at the AGM, and there were no Shares entitling the holders to attend and vote only against any of the said resolutions.

As more than 50% of the votes were cast in favour of each of the above resolutions, all the above resolutions were duly passed as ordinary resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the Company's branch share registrar, was appointed as the scrutineer for the purpose of vote-taking at the AGM.

On behalf of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 14 May 2010

As at the date of this announcement, the Board comprises fourteen executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Soopakij Chearavanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Bai Shanlin, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont, Mr. Robert Ping-Hsien Ho and Mr. Pang Siu Chik, and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.